UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2018,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION

One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2018 and 2017

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Fulton Financial Corporation Retirement Plan Administrative Committee and Participants
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2019.
Philadelphia, Pennsylvania
June 28, 2019

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Fulton Financial Corporation Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits of the Plan for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP

We served as the Plan’s auditor from 2013 to 2018.
Philadelphia, Pennsylvania
June 26, 2018

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2018 and 2017

	2018	2017
ASSETS
Cash	$12,312	$43,858
Investments, at fair value	339,682,283	367,915,355

Receivables:
Accrued interest and dividends	304,835	275,870

Total assets	$339,999,430	$368,235,083

LIABILITIES
Security transaction payable	$—	$37,224
Benefit claims payable	—	17,143
Total liabilities	$—	$54,367

Net assets available for benefits	$339,999,430	$368,180,716

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(37,644,403)	$34,937,711
Interest and dividends	16,316,744	15,608,168
Other income	310,477	247,068
Total investment (loss) income	(21,017,182)	50,792,947

Contributions:
Participant contributions	14,620,162	13,033,542
Employer contributions	8,584,032	7,845,289
Participant rollovers	1,810,180	2,850,670
Total contributions	25,014,374	23,729,501

Total additions	3,997,192	74,522,448

Deductions from net assets attributed to:
Benefits paid to participants	32,036,729	27,873,301
Administrative expenses	141,749	140,824
Total deductions	32,178,478	28,014,125

Net (decrease) increase in net assets available for plan benefits	(28,181,286)	46,508,323

Net assets available for benefits:
Beginning of year	368,180,716	321,672,393
End of year	$339,999,430	$368,180,716

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the "Company" or the "Employer") and its subsidiaries. Eligible employees who have completed 30 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions: Participants may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. The Plan allows participants to rollover balances from other eligible qualified plans.

The Employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation in a Plan year. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2018 and 2017, no profit sharing contribution was made to eligible participants.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and Employer matching contributions, as well as allocations of the Employer's profit sharing contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested in their profit sharing accounts after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period of 60, 120 or 180 months. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $25,340 and $9,326 were used to reduce Plan expenses during 2018 and 2017, respectively. The forfeitures available to be used as of December 31, 2018 and 2017 totaled $15,230 and $25,340, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by Fulton Financial Advisors, the trustee, on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

Loans: Participant loans are not permitted.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 9, Fair Value Measurements, for discussion of fair value measurements.

Concentration of Credit Risk: At December 31, 2018 and 2017, approximately 6.7% and 7.4% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

During 2018 and 2017, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2018	2017
Mutual Funds	$(35,357,499)	$34,750,516
Fulton Financial Corporation Common Stock	(2,286,904)	187,195
Net (depreciation) appreciation in fair value of investments	$(37,644,403)	$34,937,711

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company.

Fees paid by the Plan to Conrad Siegel for administrative services totaled $2,975 and $375 for 2018 and 2017, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and record keeping services totaled $65,977 and $52,155 for 2018 and 2017, respectively.

Fees paid to Groom Law Group related to legal fees totaled $22,647 and $39,139 for 2018 and 2017, respectively. Fees paid to KPMG for auditing services totaled $38,480 and $36,400 for 2018 and 2017, respectively.

At December 31, 2018 and 2017, the Plan had investments of $22,784,161 and $27,327,375, respectively, in Fulton Financial Corporation common stock. Approximately $769,335 and $702,671 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2018 and 2017, respectively.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits	$339,999,430	$368,180,716
Amounts allocated to withdrawing participants	(12,423)	—
Net assets available for benefits per the Form 5500	$339,987,007	$368,180,716

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018, to Form 5500:

	2018	2017
Benefits paid to participants	$32,036,729	$27,873,301
Amounts allocated to withdrawing participants	12,423	—
Benefits paid to participants per Form 5500	$32,049,152	$27,873,301

NOTE 7 - RISK AND UNCERTAINTIES

The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

NOTE 8 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 9 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2018	December 31, 2017

Investments:
Mutual Funds	$316,898,122	$340,587,980
Fulton Financial Corporation Common Stock	22,784,161	27,327,375
Total	$339,682,283	$367,915,355

There are no Level 2 or Level 3 investments as of December 31, 2018 and 2017.

NOTE 10 - SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2019 to increase the high end of the percentage range for employee contributions from 50% to 75% of eligible compensation not to exceed the maximum allowed by law.

The Plan has also evaluated subsequent events through June 28, 2019, the date the financial statements were available to be issued and there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

Fidelity Investments	Fidelity Adv Div International Fund Z shares	$3,536,300
FMI	FMI International Fd Institutional CI	15,211,524
Janus	Janus Henderson Enterprise Fund I Shares	24,045,847
Loomis Sayles	Loomis Sayles Small Cap Value Fund	13,790,346
MFS Investment Management	MFS Value Fund	23,433,656
T Rowe Price	T Rowe Price Growth Stock Fund	42,911,676
Vanguard	Vanguard Small Cap Growth Index	5,655,512
Vanguard	Vanguard Institutional Index Fund	36,151,873
Vanguard	Vanguard Mid Cap Index Fund Institutional	9,045,854
Vanguard	Vanguard Mid Cap Val Index Fund	6,965,594
Vanguard	Vanguard Small Cap Value Index Fund	7,774,415
Vanguard	Vanguard Small-Cap Index Fund	2,382,478
Vanguard	Vanguard Star Large Growth Fund	5,669,802
Vanguard	Vanguard Windsor II Fund-Adm	2,233,775
Federated Investors, Inc.	Federated Total Return Bond Fund	23,179,397
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	1,747,488
Vanguard	Vanguard Inflation Protected	1,640,123
Vanguard	Vanguard Short Term Bond Index Fund	4,660,925
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	14,673
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	19,318,729
T Rowe Price	T Rowe Price Retirement 2010 Fund	2,362,347
T Rowe Price	T Rowe Price Retirement 2020 Fund	18,344,449
T Rowe Price	T Rowe Price Retirement 2030 Fund	23,216,011
T Rowe Price	T Rowe Price Retirement 2040 Fund	14,793,053
T Rowe Price	T Rowe Price Retirement 2050 Fund	7,772,043
T Rowe Price	T Rowe Price Retirement 2060 Fund	1,040,232

	Common Stock

Fulton Financial Corporation (2)	Common Stock	22,784,161

Total Investments		$339,682,283
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401 (k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 28, 2019	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

23.2 Consent of Independent Registered Public Accounting Firm - KPMG LLP